Direct Line: 212.859.8136 Fax: 212.859.4000 jeffrey.bagner@ffhsj.com

August 7, 2009

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Community Health Systems, Inc.

Dear Mr. Riedler:

This letter sets forth the response of Community Health Systems, Inc. (the “Company”) to the comment letter, dated August 3, 2009, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Definitive Proxy Statement on Schedule 14A (the “2009 Proxy Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2009.

To facilitate your review, the Staff’s comment is set forth below and is followed by the Company’s response.

2009 Schedule 14A
Compensation Discussion and Analysis
Cash Incentive Compensation, page 41

1.
We note your response to our prior comment 1.  Although we will not ask you to provide target levels for quantifiable Divisional goals at this time, please provide draft disclosure which indicates the registrant’s opinion as to how difficult it will be for Messrs. Hussey, Miller and Portacci to achieve the targeted levels of Divisional Hospital EBITDA, EBIDTA Margin Improvement and Divisional Hospital Revenue.

In future filings, the Company proposes to insert into its Compensation Discussion and Analysis disclosure, language similar to the following:

The Company did not undertake a statistical analysis to quantify how difficult it would be for Messrs. Hussey, Miller and Portacci to achieve the relevant target levels of Divisional Hospital EBITDA, EBITDA Margin Improvement, Divisional Hospital Revenue and Non-Self Pay Admissions Growth (collectively, the “Performance Measures”).  However, at the time the target levels for the Performance Measures were set, the Compensation Committee believed that achieving such target levels, although challenging, was achievable with significant effort from the named executive officers.  Accordingly, the likelihood of the named executive officers achieving their respective target levels for the Performance Measures is not known and historically, in any given year, not all of the target levels were fully achieved by all named executive officers.  The Compensation Committee determined that it was appropriate to add a difficulty layer to obtaining the cash incentive compensation awards in order to motivate the named executive officers to meet the Company’s business goals and to align named executive officers’ interests with the goals and strategic initiatives established by the Company.

The Company has advised us that it acknowledges that:

s	the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 Proxy Statement;
s	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Proxy Statement; and
s	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see attached as Exhibit A the Company’s acknowledgment as to the foregoing.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136.

Sincerely,

/s/ Jeffrey Bagner

Jeffrey Bagner

cc:	Michael Rosenthall (Securities and Exchange Commission)
Nandini Acharya (Securities and Exchange Commission)
Rachel A. Seifert (Community Health Systems, Inc.)

Exhibit A

August 7, 2009

[Community Health Systems, Inc. Letterhead]

In response to the comment letter, dated August 3, 2009, of the staff of the Division of Corporation Finance, the Company hereby acknowledges that:

•	the Company is responsible for adequacy and accuracy of the disclosure in the 2009 Proxy Statement;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Proxy Statement; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Wayne T. Smith
Wayne T. Smith
Chairman of the Board, President and Chief Executive Officer

By:	/s/ W. Larry Cash
W. Larry Cash
Executive Vice President, Chief Financial Officer and Director

By:	/s/ T. Mark Buford
T. Mark Buford
Vice President and Corporate Controller